UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

PEARSON plc
Rexam Plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press Release
24 July 2015

PEARSON 2015 INTERIM RESULTS (UNAUDITED)

FINANCIAL HIGHLIGHTS

•
Sales up 1% at CER to £2.2bn reflecting growth in North America, Brazil and China, and strength in digital and services, including Connections Education and Pearson On Line Services. This was partly offset by a smaller new textbook adoption market in US schools and the phasing of school textbook expenditure and lower college enrolments in South Africa.

•
Deferred revenue from continuing operations up 3% at CER to more than £750m as a result of further good progress in our digital and services businesses partly offset by lower deferred revenue in UK testing and in South Africa, due to lower college enrolments.

•
Adjusted operating profit from continuing operations down 4% at CER to £72m (2014: £73m). Sales growth, lower net restructuring charges, and growth in the contribution from Penguin Random House was offset by revenue mix, shared services costs related to the Penguin de-merger, and a contract termination charge arising from the transition of our three Saudi Arabian Colleges of Excellence to new providers.

•	Adjusted EPS of 4.4p (2014: 4.7p) primarily reflecting the absence of Mergermarket.
•	Dividend raised 6% to 18p.
•	On 23 July, Pearson announced its intention to sell FT Group to Nikkei Inc. for a gross consideration of £844m.

2015 FULL YEAR OUTLOOK

•
At our preliminary results on 27 February 2015 we stated that we expect to report adjusted earnings per share of between 75p and 80p in 2015, on the basis of ownership of PowerSchool for all of 2015 and based on exchange rates as at 21 January 2015. This guidance remains unchanged.

•
On 17 June 2015 we announced the sale of PowerSchool to Vista Equity Partners for $350m, which will reduce expected earnings per share by approximately 1p. If current exchange rates persist until the end of 2015 it would reduce earnings per share by approximately 2p.

STRATEGIC OUTLOOK

•	Pearson's strategy centres on a significant and exciting long-term opportunity: the sustained and growing global demand for greater access, achievement and affordability in education.
•	We can meet this demand by accelerating our shift to digital, services and to fast-growing economies, and committing to deliver measurably improved learning outcomes (efficacy).
•
We are investing in courseware, assessment and qualifications, managed services, and schools and colleges. We are organising around a smaller number of global products and platforms, built around a single, world-class infrastructure and common systems and processes.

•
We believe cyclical pressures will ease as curriculum change is implemented in the US and UK and US college enrolments stabilise and, in due course, return to growth. While UK policy pressures are easing as expected, the US policy environment remains uncertain.

•
This strategy will enable us to empower more people to progress in their lives through learning. It also provides Pearson with a larger market opportunity, a sharper focus on the fastest-growing markets and stronger financial returns in 2016 and longer term.

John Fallon, chief executive said:

"Overall, we're competing well, enabling us to reaffirm our full year guidance and increase the interim dividend. The new education products and services we're developing which will enable far more people of all ages to discover the joy of learning and progress in their careers. We believe the returns on the significant investments we are making to achieve this goal will be substantial for students, society and our shareholders."

FINANCIAL SUMMARY

£ millions	Half-year 2015	Half-year 2014	Headline growth	CER growth	Underlying growth
Business performance
Sales	2,157	2,047	5%	1%	1%
Adjusted operating profit*	72	73	(1)%	(4)%	(5)%
Adjusted earnings per share	4.4p	4.7p	(6)%
Operating cash flow	(333)	(254)	(31)%
Free cash flow	(424)	(328)	(29)%
Net debt	(2,289)	(2,028)	(13)%
Statutory results
Sales	2,157	2,047	5%
Operating loss	(112)	(37)	n/a
Loss before tax	(115)	(36)	n/a
Basic earnings per share	(9.7)p	28.0p	n/a
Cash generated in operations	(275)	(212)	(30)%
Dividend per share	18.0p	17.0p	6%
* Excluding Mergermarket
Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. Unless otherwise stated, sales exclude Mergermarket while total adjusted operating profits include Mergermarket. Continuing operations exclude Mergermarket.
b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 17.

DIVISIONAL ANALYSIS - GEOGRAPHY

£ millions	2015	2014	Headline growth	CER growth	Underlying growth
Sales
North America	1,301	1,164	12%	3%	3%
Core	515	548	(6)%	(5)%	(5)%
Growth	341	335	2%	1%	0%
Continuing operations	2,157	2,047	5%	1%	1%
Mergermarket	-	9	n/a	n/a	n/a
Total sales	2,157	2,056	n/a	n/a	n/a
Adjusted operating profit
North America	42	36	17%	0%	0%
Core	23	13	77%	77%	77%
Growth	(17)	6	n/a	n/a	n/a
Penguin Random House	24	18	33%	28%	28%
Adjusted operating profit from continuing operations	72	73	(1)%	(4)%	(5)%
Mergermarket	-	2	n/a	n/a	n/a
Total adjusted operating profit	72	75	(4)%	(7)%	(5)%

DIVISIONAL ANALYSIS - LINE OF BUSINESS

£ millions	2015	2014	Headline growth	CER growth	Underlying growth
Sales
School	987	939	5%	0%	0%
Higher Education	617	589	5%	(2)%	(2)%
Professional	553	519	7%	4%	3%
Continuing operations	2,157	2,047	5%	1%	1%
Mergermarket	-	9	n/a	n/a	n/a
Total sales	2,157	2,056	n/a	n/a	n/a
Adjusted operating profit
School	26	36	(28)%	(22)%	(22)%
Higher Education	(16)	(10)	(60)%	(70)%	(70)%
Professional	38	29	31%	24%	20%
Penguin Random House	24	18	33%	28%	28%
Adjusted operating profit from continuing operations	72	73	(1)%	(4)%	(5)%
Mergermarket	-	2	n/a	n/a	n/a
Total adjusted operating profit	72	75	(4)%	(7)%	(5)%

OUTLOOK
In 2014, we completed the major restructuring and product investment programme initiated in 2013, designed to accelerate Pearson's shift towards significant growth opportunities in digital, services and fast-growing economies. We believe this will provide Pearson with a significantly larger market opportunity, a sharper focus on the fastest-growing markets and stronger financial returns. In 2015, we are returning to more normal levels of restructuring expenditure.

At our preliminary results on 27 February 2015 we stated that we expect to report adjusted earnings per share of between 75p and 80p in 2015, on the basis of ownership of PowerSchool for all of 2015 and based on exchange rates as at 21 January 2015. This guidance remains unchanged.

On 17 June 2015 we announced the sale of PowerSchool to Vista Equity Partners for $350m, which will reduce expected earnings per share by approximately 1p. If current exchange rates persist until the end of 2015 it would reduce earnings per share by approximately 2p.

The major factors behind our guidance are as follows:

TRADING CONDITIONS
We expect cyclical and UK policy related factors to stabilise in 2015. The US policy environment remains uncertain.

In North America, our largest market, we expect growth in online higher education services and VUE and, with more stable college enrolments and a slower new edition year, courseware to be broadly level. In School, while the possibility of further policy related disruption remains, we expect greater stability in courseware and assessments with growth in virtual schools.

In our Core markets (which include the UK, Italy and Australia), we expect trading conditions to stabilise in the UK, growth in inside services to broadly offset declines in courseware in Australia, and sustained share in Italy following share gains in 2014. We expect the Financial Times to continue to benefit from, and invest in, its digital transition.

In our Growth markets (which include Brazil, China, India and South Africa), we expect good growth in China in our English Language Learning adult and test preparation businesses and continued stability in courseware; in Brazil, we expect a better year in our sistemas business and good growth in our English Language Learning franchises; and in South Africa we expect modest declines in the school courseware and lower enrolments in higher education.

PORTFOLIO CHANGES

We benefited for many years from the synergies created by integrating Penguin into our shared services operations. Following the transition of Penguin from Pearson services during 2014, some shared services costs remain with Pearson without associated revenues. We estimate these shared services costs at approximately £30m. We can reduce this somewhat over time which will be captured in our normal levels of restructuring.

The disposal of PowerSchool to Vista Equity Partners for $350m was announced on 17 June 2015. In 2014, PowerSchool contributed $97m of revenues and $20m of operating income. Our guidance at the beginning of 2015 assumed ownership of PowerSchool for all of 2015. As a result, the disposal reduces our guidance earnings per share range by approximately 1p.

Pearson has announced the disposal of FT Group to Nikkei Inc. for a gross consideration of £844m. In 2014, FT Group contributed £334m of sales and £24m of adjusted operating income to Pearson. The agreement does not include FT Group's London property at One Southwark Bridge and Pearson's 50% stake in The Economist Group. The transaction is subject to a number of regulatory approvals and is expected to close during the fourth quarter of 2015. Our guidance assumes ownership of FT Group for all of 2015.

CURRENCY MOVEMENTS
In 2014, Pearson generated approximately 60% of its sales in the US, 6% in the Euro zone, 6% in Greater China , 3% in Brazil, 2% in Canada, 2% in Australia, 2% in South Africa and 1% in India. Based on 21 January 2015 guidance exchange rates, the benefit from the weakening of Sterling against the US Dollar on our reported operating income will be partly offset by the strength of Sterling against a range of non-US Dollar currencies, including: the Euro, Australian Dollar and certain emerging markets currencies; and a higher interest charge as Sterling weakness against the US Dollar increases the Sterling value of our US Dollar denominated debt and interest payments. Since 21 January 2015, the US dollar and Brazilian Real, in particular, have weakened relative to Sterling. If current exchange rates persist until the end of 2015 it would reduce our 21 January 2015 guidance earnings per share range by approximately 2p.

RESTRUCTURING
We will benefit from the absence of £44m of exceptional net restructuring charges expensed in 2014 and we still expect to generate £45m of incremental cost savings in 2015.

These benefits will be partly offset by normal levels of net restructuring of approximately £30m in 2015.

INTEREST AND TAX
We expect our interest charge to be higher than 2014, reflecting higher average net debt levels, primarily as a result of the strength of the US Dollar against Sterling. We expect a tax rate of approximately 17% on our total profit before tax (which includes the post-tax contribution from Penguin Random House).

APPOINTMENT OF CHIEF FINANCIAL OFFICER
We announced on 27 February 2015 the appointment of Coram Williams as Pearson's new chief financial officer. Coram joined Pearson as CFO designate on July 1st, and will succeed Robin Freestone as CFO on August 1st, when he will also replace Robin on the Pearson board as an executive director. Pearson announced on October 24th 2014 that Robin Freestone would stand down before the end of 2015.

FOR MORE INFORMATION:
Simon Mays-Smith / Brendan O'Grady                                                              + 44 (0)20 7010 2310

Pearson's results presentation for investors and analysts will be audiocast live today from 0900 (BST) and available for replay from 1200 (BST) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

FORWARD-LOOKING STATEMENTS
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. No reliance should be placed on forward-looking statements.

GLOBAL EDUCATION STRATEGY
Pearson's purpose is to empower people to progress in their lives through learning. We put the learner at the heart of everything we do. The bigger Pearson's social impact - in improving access to good quality education and ensuring that translates into meaningful learning outcomes for far more people - the more we can create a faster growing and more profitable company, and do so in a sustainable manner.

Our strategy centres on a significant and exciting long-term opportunity: the sustained and growing global demand for greater access, achievement and affordability in education. To prosper in career and college, all young people need to leave school literate and numerate, with a sound understanding in science, technology and the liberal arts and able to apply that knowledge to solve real world problems. They also need to be proficient in the kinds of less tangible skills that will help them to succeed in the workplace - critical thinking, adaptability, team-working, and digital fluency. They need the grit, resilience and determination to persevere and succeed and, most of all, they need the capacity to carry on learning throughout their lives. These are all things that can be taught.

The challenge of better preparing people for their world is substantial. One in five adults lack basic written communication skills, and 121 million children do not attend school. Many millions more are in education, but not learning effectively. For education to work, it needs to not only provide access, but ensure progress. Against this backdrop there are fragmented, localised and siloed approaches; conflicting opinions on teaching and learning, and education policy continually adapting to changes in political office.

Pearson stands at the intersection of new technology (with its ability to engage, personalise, diagnose and scale) and new, more effective, ways of teaching. This allows us to develop products and services that enable the benefits of richer, deeper learning to be more widely felt. Increasingly, we will be able to demonstrate our impact on learning outcomes and to implement at scale around the world. We still have much to do to be able to play our part in meeting the global demand for education, and in 2015 five priorities will guide our work:

1. A business model focused on helping more people achieve better learning outcomes: efficacy is now at the centre of our business model and a major part of how we create value.
2. New digital products: launching new digital products to meet demand for better learning outcomes.
3. A more focused company: more modular and scalable products, deployed on a smaller number of global platforms.
4. A more consistently high performing culture: a series of actions, including changing how we recruit, appraise and reward our employees.

5.   A strong and trusted brand: build Pearson as a global education brand, focused on educational impact and learning outcomes, and being open and transparent in holding ourselves to account in achieving these goals.

Our strategy will enable us to empower more people to progress in their lives through learning. It also provides Pearson with a larger market opportunity, a sharper focus on the fastest growing markets and stronger financial returns in 2015 and beyond.

FINANCIAL OVERVIEW
Profit & loss statement. In the first half of 2015, Pearson's sales increased by £110m in headline terms to £2.2bn primarily due to the depreciation of sterling against the dollar. Adjusted headline operating profit from continuing operations was broadly level at £72m (2014: £73m). Sales growth, lower net restructuring charges, and growth in the contribution from Penguin Random House was offset by revenue mix, shared services costs related to the Penguin de-merger, a contract termination charge arising from the transition of our three Saudi Arabian Colleges of Excellence to new providers.

Currency movements, primarily from the depreciation of Sterling against the US Dollar during the period, increased sales by £96m and operating profits by £2m.

At constant exchange rates (ie stripping out the impact of those currency movements), our sales grew by 1% and adjusted operating profit declined by 4%.

The net effect of acquisitions and disposals impacted sales by £3m and operating profits by £1m.

Stripping out the impact of portfolio changes and currency movements, revenues were up 1% in underlying terms while adjusted operating profit from continuing operations declined by 5%.

Statutory results. Our statutory results showed an operating loss of £112m (£37m loss in 2014). Statutory loss before tax was £115m (£36m in 2014). Statutory earnings for the period show a £306m decrease in profits to a loss of £79m (£227m profit in 2014) due to a £70m balance sheet write down in 2015 and a net profit of £196m on the sale of Mergermarket and the benefit of a £56m adjustment to the Penguin disposal primarily relating to pensions in 2014. On completion of the disposal of PowerSchool in the third quarter of 2015, we expect to record a net gain on sale of approximately $50m. Ahead of completion, we have recognised a £70m balance sheet write down related to the disposal of PowerSchool in our first half results, which will be charged against the Powerschool disposal at completion. This write down reflects the reduced market opportunity for software (such as Pearson System of Courses and Schoolnet) which was to be integrated with PowerSchool and the recognition that adoption of such software in US Schools is now unlikely to occur at the rate originally envisaged.

Balance sheet. Our net debt, which reaches a seasonal peak around the half-year and is mainly dollar-denominated, was £2,289m (£2,028m in 2014) at 30 June. The year-on-year increase reflects foreign exchange movements, our seasonal peak in working capital and capital investments in technology systems.

Dividend. The board has declared an interim dividend of 18p per share, a 6% increase on 2014.

NORTH AMERICA (60% of group revenues)
Revenues grew 12% in headline terms, due to the depreciation of Sterling against the US Dollar, and increased by 3% at both CER and in underlying terms driven by revenue growth in Higher Education On Line Services, Connections Education, school assessment and VUE, partially offset by declines in school courseware, where a strong competitive performance was offset by a smaller school adoptions market. Adjusted operating profits rose 17% in headline terms due to currency movements, but were flat at both CER and in underlying terms on a strong contribution from VUE and the profit on sale of a list, offset by the impact of a smaller adoptions market in K12 Courseware.

School
In School, good growth in Connections Education and Assessments was offset by the impact of a smaller textbook adoptions market in K12 Courseware.

Connections Education, our virtual school business, served nearly 63,000 Full Time Equivalent students during June 2015 through full-time virtual and blended programmes, up nearly 15% from 2014, boosted by good organic growth and the launch of three new full-time virtual public schools in 2014. A new virtual school, North Carolina Connections Academy, was approved by the North Carolina State Board of Education. In its annual Parent Satisfaction Survey 93% of parents of students enrolled in full-time online partner schools "recommend" Connections to other families and gave Connections a Net Promoter Score of 64% up 5% on last year.

In courseware, we won the largest share of new adoption expenditure with an estimated 31% (2014: 25%) of new adoptions competed for, or 29% (2014: 25%) of the total new adoption market of $685m in 2015 (2014: $910m), led by a strong performance in Grades K-6 Social Studies in Texas and Indiana and in Grades K-6 Science in Oklahoma.

iLit, our digital reading intervention programme, has been expanded into a suite of products and is growing strongly in 2015. iLit research studies show that students gain two or more years of reading growth in a year using this tablet based programme (http://pear.sn/PErhf).

In State and National Assessments, high-stakes online test volumes grew strongly, up 170% on the same period in 2014 to 24.4 million, as customers transitioned to computer based testing. Paper based high stakes test volumes declined 6% to 22.8 million due to the growth of computer based testing. Pearson successfully delivered English Language Arts and Math PARCC assessments to over 5 million students across 10 states this Spring. ACT Aspire delivered Common Core aligned college and career readiness assessments to 1.2 million students, up 200% on the same period in 2014.

Pearson signed a five year contract to supply operational processing services to The College Board for the SAT and PSAT assessments. We were awarded contracts to deliver the Indiana Statewide Test of Educational Progress (ISTEP); renewed the Puerto Rican Tests of Academic Achievement (PPAA) and parts of the assessments contract awarded by the Texas Education Agency; and extended our contracts to administer the Mississippi Science Test and Mississippi Subject Area Testing Program. We will cease to administer the majority of the current Texas STAAR contract in September 2015 and the Florida Comprehensive Assessment Test (FCAT) in the summer of 2016. The state of Ohio has decided to discontinue use of PARCC assessments in 2016 and return to its previous vendor.

Clinical Assessment grew strongly benefiting from continued growth of the fifth edition of the Wechsler Intelligence Scale for Children (WISC-V) and rapid growth in Q-interactive, Pearson's digital solution for Clinical assessment administration with continued strong growth in active users and test administrations.

Higher Education
In Higher Education, total US College enrolments were 1.7% lower in spring 2015 compared to spring 2014, with combined two-year public and four-year for-profit enrolments declining 4%, affected by rising employment rate and regulatory change affecting the for-profit and developmental learning sectors.

Pearson On Line Services, where we run fully online undergraduate and graduate learning programmes and earn certain revenues based on the success of the students and the institution, grew course enrolments 24% to over 134,000 compared to the first half of 2014, boosted by strong growth in Arizona State University Online where we renewed our partnership. We extended our collaboration with Maryville University to launch a new online MBA programme.

Courseware revenues fell modestly, despite market share gains. Our market share benefited from strong performance from key titles including Marieb, Human Anatomy & Physiology, Martin-Gay, Basic College Mathematics, Appling, Biochemistry 1e and Acemoglu, Laibson and List, Principles of Economics 1e.

Global MyLab active users grew 5% to 5.5 million, with strength in English Language and Core Schools products. In North America, MyLab active user registrations grew 1% to 4.7 million with good growth in Science and Business & Economics offset by softness in developmental Mathematics. Lecturer generated case studies indicate that the use of MyLab programmes, as part of a broader course redesign, can support improvements in student test scores (http://pear.sn/IZxLE). REVEL titles increased from 9 at launch in 2014 to 45 with plans to reach 140 titles by year end. REVEL combines trusted content with interactive videos, quizzes, a mobile user interface, study tools, assignment calendar and performance dashboard. Pearson signed significant large-scale, enterprise adoptions of cross-discipline digital content, where content is purchased via an upfront course fee and integrated with university IT systems, with Fairleigh Dickinson University, National University, Algonquin College and the University of Missouri system.

We signed an expanded strategic partnership agreement with Southern New Hampshire University's (SNHU) College of Online and Continuing Education (COCE). Pearson will support curriculum development, online tutoring, enterprise wide content and data integration, eBooks with a print-on-demand option and data and analytics services which will provide greater visibility into students' achievement of learning outcomes.

The Charles A. Dana Center at The University of Texas at Austin is collaborating with Pearson to provide web-based course resources to Community Colleges across Texas that dramatically shorten the time it takes for students to earn college credit in mathematics as part of the New Mathways Project.

We partnered with Maricopa Corporate College to launch a complete catalogue of self-paced workforce education courses with the goal of rapidly expanding its offerings to help students gain local employment.

We are partnering with Broward College to launch new competency-based workforce certification pathways focused on IT and Healthcare. Pearson will support Broward's strategy by providing 12 industry certifications with existing workforce education courseware, as well as curriculum development services to build new courses towards certification and the Acclaim badging platform.

Professional
At VUE, global test volumes grew 10% year on year to 7.4 million boosted by continued growth in IT, Professional certifications, and GED, with increased volumes from Microsoft Certified Professional (MCP) Program globally and from Professional clients such as National Council of State Boards of Nursing, Teacher Certifications for Evaluation Systems, and for National Council of Examiners for Engineering and Surveying.

CORE (24% of group revenues)
Revenues declined by 6% in headline terms and 5% at both CER and in underlying terms. In the UK, revenues declined as the business nears the end of a period of policy change in qualifications and due to the phasing of the purchase of new resources to support curriculum change in UK secondary schools; and due to declines in VUE and UK print revenues at the FT. In Italy, revenues grew well with growth in School, primarily due to timing, and in Wall Street English. In Australia, revenues declined, primarily due to phasing and challenging market conditions in Higher Education. Partner market revenues grew well driven by strength in Middle-East and Africa. Adjusted operating profit (excluding Mergermarket) increased by £10m to £23m, benefiting from restructuring taken over the last two years.

School
In the UK, qualifications have been impacted by government policy, where changes to accountability measures have led to a further decline in BTEC registrations. GCSE and GCE entries for summer 2015 grew modestly compared with 2014 resulting from increases in GCSE registrations in Sport, ICT and Business and strength in iGCSE entries.

We successfully delivered the National Curriculum Test for 2015, marking 4 million scripts and returning over 2 million results back to students, and successfully transitioned the marking of the test to an online only model.

More than 5,100 UK Schools now subscribe to at least one of the Bug Club services, our primary school blended reading programme, representing growth of nearly 15% in the last 12 months. During the last 6 months Bug Club schools have been migrated to the ActiveLearn Primary platform which supports all the Primary services, including Abacus, Wordsmith, Rapid Reading and Science Bug. There are over 1.4 million pupils, more than 9,000 schools and 124,000 teachers currently using a service on ActiveLearn Primary. In the UK, secondary courseware revenues declined, primarily due to phasing of purchases of new resources to support curriculum change.

Higher Education
In the UK, our courseware revenues declined, primarily due to lower volumes of students taking Higher National qualifications, partly offset by good growth in Higher Education enterprise partnership revenues. Enrolments at Pearson College are expected to grow 40% to 167 students.

In Australia, courseware revenues declined on lower demand for traditional textbooks. Our Australian University Partnerships business is progressing well, with our strategic partnership with Monash continuing to deliver strong results. We launched three courses in 2014, including the graduate diploma in Psychology, which is now one of Monash's largest postgraduate courses, and will be launching a further course in Data Science later in 2015. Griffith University, in partnership with Pearson, also successfully launched its first fully online MBA this year, with additional courses planned later in 2015.

Professional
At the Financial Times Group, global revenues grew slightly, with growth in digital content offset by declines in print content and advertising; and growth in North America offsetting declines in Europe.

The FT grew its global paid for circulation by 9% year on year to 737,000 across print and online. Digital users increased 14% year on year to almost 520,000, lifted by a new access model offering paid trials and now represent 70% of the FT's total paying audience. The strong digital circulation growth offset continued declines in print content and advertising. The FT continues to take advertising market share globally.

Investment in product launches and enhancements is driving deeper engagement with readers. The new FirstFT morning newsletter has attracted the highest engagement level of any FT email, with subscribers reading 50% more content and increasing their visits to FT.com by more than a quarter. Chartbeat recently reported FT subscribers spend three times longer on FT.com when compared to visitors to other media sites.

The Pearson Test of English Academic (PTEA) performed well, gaining approval from the Australian Department of Immigration and Border Protection to administer a broad range of language tests linked to visa applications.

At VUE, we will cease to deliver our UK contract to administer the Driving Theory test for the DVSA in September 2016.

The contribution from The Economist Group was higher as growth in circulation, custom research and marketing services revenues offset declines in print advertising. Circulation at The Economist was 1.6m, with an increase of 57% in subscribers choosing digital packages. The daily Espresso app, launched at the end of 2014, has now been downloaded more than 800,000 times and in April the Group also launched The Economist Global Business Review - an English-Chinese smartphone app - its first bilingual product.

GROWTH (16% of group revenues)
Revenues rose 2% in headline terms, 1% at CER and were flat in underlying terms. In China, revenues grew well reflecting strong sales of new and premium services in our direct delivery English Language Learning businesses. In Brazil, revenues grew modestly with good growth in private sistemas and language schools partly offset by declines in government funded sistemas and language schools. In South Africa, revenues declined significantly with later phasing and a smaller textbook adoption cycle compared to 2013 and early 2014; and lower enrolments at CTI, primarily due a reduction in the number of qualified students graduating from high school, a shift to later course start dates and tightening consumer credit affecting re-enrolment rates.

Adjusted operating profit decreased £23m to a loss of £17m primarily reflecting a contract termination charge arising from the transition of our three Saudi Arabian Colleges of Excellence to new providers and weakness in South Africa, partly offset by growth in China and the benefits of restructuring and integration in Brazil.

School
In South Africa, textbook revenues declined significantly, primarily due to phasing, and while the size of the market in 2015 remains uncertain due to the second half phasing of purchasing, we expect to continue to perform well competitively during the key selling months.

In Brazil, sistemas revenues grew well with strong growth in private sistemas partly offset by declines in our public sistema (NAME) following the cancellation of a large contract as a result of government spending cuts. Overall sistema enrolments fell 9% to 453,000 with declines in NAME partly offset by growth in our three private sistemas.

In India, enrolments at our managed schools grew 6% to 25,000 students and we launched a pilot in approximately 50 schools of MyPedia, an inside service 'sistema' solution for schools in India comprising print and digital content, assessments and academic support services. Courseware revenues grew strongly.

Higher Education
In South Africa, after strong growth over a number of years, student enrolments at CTI/MGI universities fell by 16% to 11,300 driven by a 13% decline in qualified graduating high school students, a shift to later course start dates and tightening consumer credit affecting re-enrolment rates.

In Mexico, our fully accredited online university partnership, UTEL, increased the number of students enrolled by 43% to nearly 11,000.

In the Middle East, our three-year partnership with Taibah University in Saudi Arabia, to enable its transformation to a fully blended learning model, is progressing well. We signed an agreement with the Preparatory Year
Deanship at Um Al Qura University (PYP-UQU) to provide online learning and assessment technology, including 13,000 MyMathLab, MyITLab and MasteringPhysics licences and ongoing staff training from Pearson's technical experts. We withdrew from an agreement to run three Saudi Colleges of Excellence, with the colleges transitioning to new providers from 30 June 2015. This resulted in a termination charge.

Professional
In Pearson English, good growth in direct delivery revenue in China and in sales of English Language Teaching (ELT) products was partly offset by the impact of reduced government spending on Grupo Multi in Brazil.

In China, Wall Street English (WSE) achieved good revenue growth reflecting success in the premium segment with strong growth in VIP branded offerings. Enrolments were flat at 65,000, with new centres scheduled to open in the second half with the launch of our New Student Experience. Global Education achieved good revenue growth as the market shifted to more intensive premium courses with smaller class sizes, which resulted in a decline in enrolments.
New MyEnglishLab products, MyTOEFLLab and the second edition of MyIELTSLab successfully launched in China in WSE and Global Education. Global student registrations for MyEnglishLab and other ELT courseware grew 21% to 341,000.

At Grupo Multi in Brazil, growth in Wizard, our consumer facing franchised English language learning business, was more than offset by declines in government orders driven by public spending cuts.

PENGUIN RANDOM HOUSE
Pearson owns 47% of Penguin Random House, the first truly global consumer book publishing company.

Penguin Random House has performed well in the first half of the year, driven by the strength of multi-geographic Adult bestsellers including The Girl on the Train and Grey, which sold over 4 million and 3 million copies, respectively; and the ongoing robust performance from its Children's publishing programmes across its territories.

The US business published 306 New York Times print and ebook bestsellers in H1 2015 (2014 H1: 430, based on a broader New York Times title count than 2015). The division benefited from the multi-million copy successes of the Adult debut novel The Girl on the Train by Paula Hawkins, E L James's Grey, and her Fifty Shades trilogy. Children's authors who continued to enjoy outstanding sales in H1 include John Green, Dr. Seuss, James Dashner, together with tie-in titles from Disney's Frozen film. Additional notable Adult titles include The Life-Changing Magic of Tidying Up by Marie Kondo, Dead Wake by Erik Larson, Coben's The Stranger, Brooks's The Road to Character, Sanford's Gathering Prey, and the paperback reprints of Martin's Ice and Fire series and Child's Personal. The UK business published titles which made 471 appearances (without Children's and Manuals) on the Sunday Times bestseller lists (2014 H1: 471). The division benefited from sales of more than one million copies each of The Girl on the Train and Grey, and the great continuing demand for John Green and Jeff Kinney's Diary of a Wimpy Kid titles. Other key Adult titles included Harper Lee's To Kill a Mockingbird and fiction and nonfiction by Child, Pratchett, and Berry.

The Penguin Random House publishing line-up for the second half of 2015 includes, in the UK, Go Set A Watchman by Harper Lee, in the US, the newly discovered What Pet Should I Get by Dr. Seuss, multi-volume tie-ins to the year-end theatrical film release Star Wars: The Force Awakens, and new fiction and nonfiction by Lee Child, Elvis Costello, Janet Evanovich, Giada De Laurentiis, John Grisham, Elizabeth Gilbert, Jeff Kinney, George R.R. Martin, David Mitchell, Jamie Oliver, Orhan Pamuk, James Patterson, Nora Roberts, Salman Rushdie, Patti Smith, Danielle Steel, and Zoella.

The integration of the two businesses is progressing well, with increased integration activity in the first half of 2015, and is on track to deliver net benefits in 2015 and beyond. Organisational alignment continues, system integration and warehouse consolidation is completed in the US, and in the UK and Australia it is progressing well, as is the integration of Santillana with Grupo Editorial Penguin Random House in Spain and Latin America.

FINANCIAL REVIEW

Operating result

Due to seasonal bias in some of the Group's businesses, Pearson makes a higher proportion of its sales and the majority of its profits in the second half of the year.

On a headline basis, sales from continuing operations for the six months to 30 June 2015 increased by £110m or 5% from £2,047m for the first six months of 2014 to £2,157m for the equivalent period in 2015. Total adjusted operating profit decreased by £3m or 4% from £75m in the first six months of 2014 to £72m in 2015.

On an underlying basis, sales from continuing operations for the first six months increased by 1% in 2015 compared to 2014 and total adjusted operating profit was down 5%. Our underlying measures exclude the effects of exchange and portfolio changes arising from acquisitions and disposals. In 2015, currency movements increased sales by £96m and increased adjusted operating profit by £2m. Portfolio changes increased sales by £3m and decreased adjusted operating profit by £1m.

Our portfolio change is calculated by taking account of the additional contribution (at constant exchange rates) from acquisitions made in both 2014 and 2015. For acquisitions made in 2014 we calculate the additional contribution as the sales and profits made in the period of 2015 that corresponds to the pre-acquisition period in 2014. We also exclude sales and profits made by businesses disposed in either 2014 or 2015.

Adjusted operating profit excludes intangible amortisation and impairment, acquisition related costs and other gains and losses related to acquisitions and disposals. The statutory operating loss on continuing operations of £79m in the first half of 2015 compares to a loss of £26m in the first half of 2014. The decrease mainly reflects impairment losses of £70m relating to the proposed sale of PowerSchool. The impairment reflects the reduced market opportunity for software which was to be integrated with PowerSchool and the recognition that adoption of such software in US Schools is now unlikely to occur at the rate originally envisaged.

The sale of PowerSchool was announced in June 2015 and is expected to complete in the second half of 2015. The net assets have been treated as held for sale on the balance sheet at 30 June 2015. Proceeds from the sale are expected to be $350m and the profit before tax and after the impairments noted above is estimated at $50m. The results of the PowerSchool business are included in continuing operations.

Discontinued operations

There were no discontinued operations in 2015. The sale of Mergermarket to BC partners was completed on 4 February 2014 and resulted in a gain of £244m before tax. The gain on sale and the results for 2014 to the date of sale have been included in discontinued operations.

Also included in discontinued operations in 2014 is a gain of £29m (2014 half year: £56m) relating to adjustments to liabilities arising on the formation of the Penguin Random House group. Although this transaction completed in 2013 there were subsequent adjustments relating to the potential transfer of pension liabilities and tax.

Net finance costs

Net interest payable to 30 June 2015 was £29m, compared to £28m in the first half of 2014. An increase in interest payable was mainly due to the impact of a stronger US dollar in the first half of 2015 compared to the first half of 2014 which was partly offset by additional interest receivable on cash balances held overseas.

Finance income and costs relating to retirement benefits have been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are foreign exchange and other gains and losses. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

In the period to 30 June 2015, the total of these items excluded from adjusted earnings was a gain of £26m compared to a gain of £29m in the period to 30 June 2014. The gains in 2015 and 2014 largely relate to foreign exchange differences on cash and cash equivalents and inter-company loans.

Taxation

Taxes on income in the period are accrued using the tax rates that would be applicable to expected annual earnings. The reported tax charge on statutory earnings for the six months to 30 June 2015 was a £36m credit compared to an £10m credit in the period to 30 June 2014. The benefit reflects the overall mix of profits projected for the full year and the tax rates expected to apply to those statutory profits.

The effective tax rate on adjusted earnings for the six months to 30 June 2015 is 17.0% (2014 half year: 20.0%). This rate is lower than the average statutory rate applicable to the countries we operate in as it includes the benefit of tax deductions attributable to amortisation of goodwill and other intangibles. The benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payment.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £220m at 30 June 2015 compares to a loss at 30 June 2014 of £119m and has arisen due to the strength of sterling relative to many of the currencies that Pearson is exposed to. In 2014 the loss was principally due to movements in the US dollar. A significant proportion of the group's operations are based in the US and the US dollar weakened slightly in 2015 from an opening rate of £1:$1.56 to a closing rate at the end of June 2015 of £1:$1.57. At the end of June 2014 the US dollar had weakened in comparison to the opening rate moving from £1:$1.66 to £1:$1.71.

Also included in other comprehensive income in 2015 is an actuarial loss of £45m in relation to post retirement plans. This loss mainly arises from changes in the assumptions used to value the liabilities in the plans, the effect of which in aggregate exceeded returns on plan assets. The loss compares to an actuarial gain at 30 June 2014 of £4m.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans. In addition to pension plans we also operate post-retirement medical benefit plans (PRMBs), the most significant of which is in the US. In the first half of 2014 we amended the eligibility criteria for the US PRMB plan. This amendment resulted in a curtailment gain and a reduction in the on-going service cost of the plan.

The charge to profit in respect of worldwide pensions and retirement benefits for continuing operations amounted to £47m in the period to 30 June 2015 (30 June 2014: £32m) of which a charge of £49m (30 June 2014: £34m) was reported in adjusted operating profit and an income of £2m (30 June 2014: £2m) was reported against other net finance costs. The lower charge in 2014 is in part due to the US PRMB curtailment gain.

The overall surplus on the UK group pension plan of £190m at the end of 2014 has decreased to a surplus of £160m at 30 June 2015. The movement has arisen principally due to an unfavourable movement in the discount rate used to value the liabilities which more than offset the impact of asset returns and continuing contributions. In total, our worldwide surplus in respect of pensions and other post-retirement benefits at the end of 2014 reduced from £27m to £23m at the end of June 2015.

Dividends

The dividend accounted for in the six months to 30 June 2015 is the final dividend in respect of 2014 of 34.0p. An interim dividend for 2015 of 18.0p was approved by the Board in July 2015 and will be accounted for in the second half of 2015.

Principal risks and uncertainties

The principal risks and uncertainties have not changed from those detailed in the 2014 Annual Report and are summarised below:

Government regulation and decisions

Changes in funding, policy and/or regulations impact business model and/or content decisions across all markets.

Digital and services evolution and market forces

Failure to successfully invest in and deliver the right products and services.

Acquisitions, divestments and joint ventures

Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions, mergers and other business combinations could lead to goodwill and intangible asset impairments.

Business transformation and change

The pace and scope of our business transformation initiatives increase the execution risk that benefits may not be fully realised, costs of these changes may increase, or that our business as usual activities do not perform in line with expectations.

Talent

Failure to attract, retain and develop staff, including adapting to new skill sets required to run the business.

Customer facing systems

Failure to maintain and support customer facing services, systems, and platforms, including quality and timely execution of new products and enhancements.

Testing failure

A control breakdown or service failure in our school assessment and qualifications businesses could result in financial loss and reputational damage. Our professional services and school assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.

Safety, safeguarding and protection

Failure to adequately protect children and learners, particularly in our direct delivery businesses.

Tax

Risk that changes in tax law or perceptions on tax planning strategies lead to higher effective tax rate or negative reputational impact.

Intellectual property

If we do not adequately protect our intellectual property and proprietary rights our competitive position and results may be adversely affected and limit our ability to grow.

Data privacy and cyber security

Failure to comply with data privacy regulations and standards or weakness in information security, including a failure to prevent or detect a malicious attack on our systems, could result in a major data privacy breach causing reputational damage to our brands and financial loss.

Anti-bribery and corruption

Failure to effectively manage risks associated with compliance to global and local ABC legislation.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2015

		2015	2014	2014
all figures in £ millions	note	half year	half year	full year

Continuing operations

Sales	2	2,157	2,047	4,874
Cost of goods sold		(1,061)	(980)	(2,202)
Gross profit		1,096	1,067	2,672

Operating expenses		(1,218)	(1,112)	(2,325)
Share of results of joint ventures and associates		10	8	51
Operating (loss) / profit	2	(112)	(37)	398

Finance costs	3	(41)	(67)	(141)
Finance income	3	38	68	48
(Loss) / profit before tax	4	(115)	(36)	305
Income tax	5	36	10	(63)
(Loss) / profit for the period from continuing operations		(79)	(26)	242

Discontinued operations

Profit for the period from discontinued operations	8	-	253	228

(Loss) / profit for the period		(79)	227	470

Attributable to:
Equity holders of the company		(79)	227	471
Non-controlling interest		-	-	(1)

Earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	(9.7)p	28.0p	58.1p
Diluted	6	(9.7)p	28.0p	58.0p

Earnings per share from continuing operations (in pence per share)
Basic	6	(9.7)p	(3.2)p	30.0p
Diluted	6	(9.7)p	(3.2)p	29.9p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2015

	2015	2014	2014
all figures in £ millions	half year	half year	full year

(Loss) / profit for the period	(79)	227	470

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(220)	(119)	175
Currency translation adjustment disposed	-	(3)	(2)
Attributable tax	7	2	(6)

Items that are not reclassified to the income statement
Re-measurement of retirement benefit obligations	(45)	4	8
Attributable tax	8	(1)	(1)

Other comprehensive (expense) / income for the period	(250)	(117)	174

Total comprehensive (expense) / income for the period	(329)	110	644

Attributable to:
Equity holders of the company	(329)	110	645
Non-controlling interest	-	-	(1)

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2015

		2015	2014	2014
all figures in £ millions	note	half year	half year	full year

Property, plant and equipment		317	308	334
Intangible assets	11	5,936	6,080	6,310
Investments in joint ventures and associates		1,068	1,061	1,118
Deferred income tax assets		303	234	295
Financial assets - Derivative financial instruments		68	129	90
Retirement benefit assets		160	119	190
Other financial assets		55	92	54
Trade and other receivables		95	88	82
Non-current assets		8,002	8,111	8,473

Intangible assets - Pre-publication		794	737	820
Inventories		251	256	224
Trade and other receivables		1,274	1,211	1,310
Financial assets - Derivative financial instruments		52	13	24
Financial assets - Marketable securities		26	14	16
Cash and cash equivalents (excluding overdrafts)		361	460	530
Current assets		2,758	2,691	2,924
Assets classified as held for sale	13	142	-	-

Total assets		10,902	10,802	11,397

Financial liabilities - Borrowings		(1,923)	(2,075)	(1,883)
Financial liabilities - Derivative financial instruments		(122)	(38)	(73)
Deferred income tax liabilities		(664)	(546)	(714)
Retirement benefit obligations		(137)	(119)	(163)
Provisions for other liabilities and charges		(81)	(70)	(82)
Other liabilities	12	(330)	(261)	(310)
Non-current liabilities		(3,257)	(3,109)	(3,225)

Trade and other liabilities	12	(1,307)	(1,367)	(1,601)
Financial liabilities - Borrowings		(733)	(531)	(342)
Financial liabilities - Derivative financial instruments		(18)	-	(1)
Current income tax liabilities		(106)	(176)	(190)
Provisions for other liabilities and charges		(44)	(47)	(53)
Current liabilities		(2,208)	(2,121)	(2,187)
Liabilities classified as held for sale	13	(33)	-	-

Total liabilities		(5,498)	(5,230)	(5,412)

Net assets		5,404	5,572	5,985

Share capital		205	205	205
Share premium		2,583	2,572	2,579
Treasury shares		(72)	(98)	(75)
Reserves		2,682	2,888	3,270
Total equity attributable to equity holders of the company		5,398	5,567	5,979
Non-controlling interest		6	5	6
Total equity		5,404	5,572	5,985

The condensed consolidated financial statements were approved by the Board on 23 July 2015.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2015

	Equity attributable to the equity holders of the company					Non-controlling interest		Total equity
all figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
2015 half year
At 1 January 2015	205	2,579	(75)	70	3,200	5,979	6	5,985
Profit for the period	-	-	-	-	(79)	(79)	-	(79)
Other comprehensive income	-	-	-	(220)	(30)	(250)	-	(250)
Total comprehensive income	-	-	-	(220)	(109)	(329)	-	(329)
Equity-settled transactions	-	-	-	-	21	21	-	21
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	4	-	-	-	4	-	4
Purchase of treasury shares	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	3	-	(3)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(277)	(277)	-	(277)
At 30 June 2015	205	2,583	(72)	(150)	2,832	5,398	6	5,404
2014 half year
At 1 January 2014	205	2,568	(98)	(103)	3,128	5,700	6	5,706
Profit for the period	-	-	-	-	227	227	-	227
Other comprehensive income	-	-	-	(122)	5	(117)	-	(117)
Total comprehensive income	-	-	-	(122)	232	110	-	110
Equity-settled transactions	-	-	-	-	21	21	-	21
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	4	-	-	-	4	-	4
Purchase of treasury shares	-	-	(9)	-	-	(9)	-	(9)
Release of treasury shares	-	-	9	-	(9)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(259)	(259)	(1)	(260)
At 30 June 2014	205	2,572	(98)	(225)	3,113	5,567	5	5,572

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY continued
for the period ended 30 June 2015

	Equity attributable to the equity holders of the company						Non-controlling interest	Total equity
all figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
2014 full year
At 1 January 2014	205	2,568	(98)	(103)	3,128	5,700	6	5,706
Profit for the period	-	-	-	-	471	471	(1)	470
Other comprehensive income	-	-	-	173	1	174	-	174
Total comprehensive income	-	-	-	173	472	645	(1)	644
Equity-settled transactions	-	-	-	-	32	32	-	32
Tax on equity-settled transactions	-	-	-	-	(3)	(3)	-	(3)
Issue of ordinary shares under share option schemes	-	11	-	-	-	11	-	11
Purchase of treasury shares	-	-	(9)	-	-	(9)	-	(9)
Release of treasury shares	-	-	32	-	(32)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	2	2
Dividends	-	-	-	-	(397)	(397)	(1)	(398)
At 31 December 2014	205	2,579	(75)	70	3,200	5,979	6	5,985

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of these investments. Changes in non-controlling interest in 2014 relate to the disposal of a non-controlling interest in a business in China.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2015

		2015	2014	2014
all figures in £ millions	note	half year	half year	full year

Cash flows from operating activities
Net cash (used in) / generated from operations	17	(275)	(212)	704
Interest paid		(25)	(34)	(86)
Tax paid		(74)	(58)	(163)
Net cash (used in) / generated from operating activities		(374)	(304)	455

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(7)	(445)	(448)
Acquisition of joint ventures and associates		(2)	(2)	(12)
Purchase of investments		(1)	(1)	(3)
Purchase of property, plant and equipment		(36)	(22)	(75)
Purchase of intangible assets		(59)	(38)	(107)
Disposal of subsidiaries, net of cash disposed		3	354	327
Proceeds from sale of associates		-	4	39
Proceeds from sale of investments		-	-	9
Proceeds from sale of property, plant and equipment		-	1	9
Proceeds from sale of intangible assets		-	-	2
Proceeds from sale of liquid resources		5	5	12
Repayment from / (loans to) related parties		54	44	(10)
Loans advanced		-	(2)	(2)
Investment in liquid resources		(16)	(13)	(22)
Interest received		8	18	13
Dividends received from joint ventures and associates		39	19	120
Net cash used in investing activities		(12)	(78)	(148)

Cash flows from financing activities
Proceeds from issue of ordinary shares		4	4	11
Purchase of treasury shares		-	(9)	(9)
Proceeds from issue of commercial paper		175	237	-
Proceeds from borrowings		372	403	404
Repayment of borrowings		(14)	(292)	(538)
Finance lease principal payments		(2)	(2)	(4)
Dividends paid to company's shareholders		(277)	(259)	(397)
Dividends paid to non-controlling interests		-	(1)	(1)
Net cash generated from / (used in) financing activities		258	81	(534)

Effects of exchange rate changes on cash and cash equivalents		(32)	(6)	(2)
Net decrease in cash and cash equivalents		(160)	(307)	(229)

Cash and cash equivalents at beginning of period		511	740	740
Cash and cash equivalents at end of period		351	433	511

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2015

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 'Interim Financial Reporting' as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2014 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the EU. In respect of accounting standards applicable to the group in the current period there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2014 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

In June 2015 the IASB issued an exposure draft ED/2015/5 'Remeasurement on a Plan Amendment or Settlement / Availability of a Refund from a Defined Benefit Plan (Proposed Amendments to IAS 19 and IFRIC 14).' We are currently evaluating these proposals and although the proposals are still open for comment, it should be noted that the current draft, if adopted, may restrict the Group's ability to recognise a pension asset in respect of pension surpluses in its UK defined benefit pension plan. The group is also currently conducting an assessment of the impact of IFRS 9 'Financial Instruments' and IFRS 15 'Revenue from contracts with customers.'

The group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the group has adequate resources to continue in operational existence. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2014 Annual Report.

The financial information for the year ended 31 December 2014 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2014 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The condensed consolidated financial statements and related notes for the six months to 30 June 2015 have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

2. Segment information

The primary segments for management and reporting are Geographies (North America, Core and Growth) and we also provide supplementary analysis by Line of Business (School, Higher Education and Professional). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH). The results of Mergermarket (to 4 February 2014) are shown as discontinued in the relevant periods.

	2015	2014	2014
all figures in £ millions	half year	half year	full year
		restated

Sales by Geography
North America	1,301	1,164	2,974
Core	515	548	1,154
Growth	341	335	746
Sales - continuing operations	2,157	2,047	4,874
Sales - discontinued operations	-	9	9
Total sales	2,157	2,056	4,883

Sales by Line of Business
School	987	939	2,027
Higher Education	617	589	1,695
Professional	553	519	1,152
Sales - continuing operations	2,157	2,047	4,874

Adjusted operating profit by Geography
North America	42	36	464
Core	23	13	152
Growth	(17)	6	35
PRH	24	18	69
Adjusted operating profit - continuing operations	72	73	720
Adjusted operating profit - discontinued operations	-	2	2
Total adjusted operating profit	72	75	722

Adjusted operating profit by Line of Business
School	26	36	236
Higher Education	(16)	(10)	309
Professional	38	29	106
PRH	24	18	69
Adjusted operating profit - continuing operations	72	73	720

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

2. Segment information continued

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

	North America	Core	Growth	PRH	Continuing	Discontinued	Total
all figures in £ millions

2015 half year

Adjusted operating profit	42	23	(17)	24	72	-	72
Other net gains and losses	(70)	-	-	-	(70)	-	(70)
Acquisition costs	-	-	-		-	-	-
Intangible charges	(53)	(17)	(23)	(21)	(114)	-	(114)
Operating profit / (loss)	(81)	6	(40)	3	(112)	-	(112)

2014 half year

Adjusted operating profit	36	13	6	18	73	2	75
Other net gains and losses	-	-	-	-	-	301	301
Acquisition costs	-	-	(3)	-	(3)	-	(3)
Intangible charges	(52)	(11)	(15)	(29)	(107)	-	(107)
Operating profit / (loss)	(16)	2	(12)	(11)	(37)	303	266

2014 full year

Adjusted operating profit	464	152	35	69	720	2	722
Other net gains and losses	2	-	-	-	2	273	275
Acquisition costs	(2)	(1)	(3)	-	(6)	-	(6)
Intangible charges	(110)	(22)	(132)	(54)	(318)		(318)
Operating profit / (loss)	354	129	(100)	15	398	275	673

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

2. Segment information continued

The 2014 half year sales by geography have been restated to reflect the transfer of a business from the Growth segment to the Core segment in the second half of 2014. The effect of the restatement was to increase Core sales by £8m and reduce Growth sales £8m. There was no material impact on adjusted operating profit. The treatment of this business is now consistent in all periods presented.

The major restructuring programme started in 2013 was completed in 2014. Restructuring costs charged in 2014 were £48m at the half year and £84m at the full year. In 2015 restructuring activities have returned to normal levels and costs have been absorbed within continuing activities.

There were no material inter-segment sales.

Adjusted operating profit is one of Pearson's key business performance measures; it includes the operating profit from the total business including the results of discontinued operations when relevant.

Other net gains and losses that represent profits and losses relating to the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the group.

In 2015, other gains and losses in the North America segment comprise a loss of £70m arising from impairments relating to the PowerSchool sale announced in June 2015. The impairment reflects the reduced market opportunity for software which was to be integrated with PowerSchool and the recognition that adoption of such software in US Schools is now unlikely to occur at the rate originally envisaged. On completion of the disposal of PowerSchool, we expect to record proceeds of $350m and a net gain on sale including these impairments of approximately $50m.

In 2014, other gains and losses in discontinued operations relate to the gain on the disposal of Mergermarket and adjustment to liabilities relating to the Penguin disposal. Included in the £2m of other net gains and losses within continuing operations in 2014 in the North America segment is a loss on the disposal of Nook Media (£38m) and a gain on sale of our joint venture interests in Safari Books Online and CourseSmart (£40m).

Charges relating to acquired intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit as these items are not considered to be fully reflective of the underlying performance of the group. In the second half of 2014 intangible charges include an impairment of goodwill and intangibles in our India business of £77m.

Corporate costs are allocated to business segments including discontinued operations on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

3. Net finance costs

	2015	2014	2014
all figures in £ millions	half year	half year	full year

Net interest payable	(29)	(28)	(64)
Finance income in respect of retirement benefits	2	2	1
Net foreign exchange gains / (losses)	28	25	(36)
Other gains / (losses) on financial instruments not in a hedging relationship:
- derivatives	(4)	2	6
Net finance (costs) / income	(3)	1	(93)

Analysed as:
Finance costs	(41)	(67)	(141)
Finance income	38	68	48
Net finance (costs) / income	(3)	1	(93)

Analysed as:
Net interest payable	(29)	(28)	(64)
Other net finance income / (costs)	26	29	(29)
Net finance (costs) / income	(3)	1	(93)

Net finance costs classified as other net finance income / costs are excluded in the calculation of our adjusted earnings.

We have excluded finance costs relating to retirement benefits as we believe the presentation does not reflect the economic substance of the underlying assets and liabilities.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. The gains in 2015 and 2014 largely relate to foreign exchange differences on cash and cash equivalents and inter-company loans.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

4. Profit before tax

		2015	2014	2014
all figures in £ millions	note	half year	half year	full year

(Loss) / profit before tax - continuing operations		(115)	(36)	305
Intangible charges	2	114	107	318
Acquisition costs	2	-	3	6
Other gains and losses	2	70	-	(2)
Other net finance (income) / costs	3	(26)	(29)	29
Adjusted profit before tax - continuing operations		43	45	656
Adjusted profit before tax - discontinued operations		-	2	2
Total adjusted profit before tax		43	47	658

5. Income tax

	2015	2014	2014
all figures in £ millions	half year	half year	full year

Income tax benefit / (charge) - continuing operations	36	10	(63)
Tax benefit on intangible charges	(30)	(26)	(73)
Tax benefit on acquisition costs	-	(1)	(1)
Tax (benefit) / charge on other gains and losses	(23)	-	1
Tax charge / (benefit) on other net finance income / costs	5	6	(5)
Tax amortisation benefit on goodwill and intangibles	5	3	24
Adjusted income tax charge - continuing operations	(7)	(8)	(117)
Adjusted income tax charge - discontinued operations	-	(1)	(1)
Total adjusted income tax charge	(7)	(9)	(118)
Tax rate reflected in adjusted earnings	17.0%	20.0%	17.9%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from profit before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

A reduction in the UK corporation tax rate to 19% from 1 April 2017 and then a reduction to 18% on 1 April 2020 was proposed in the Summer Finance Bill 2015 published in July 2015. As the proposals had not been substantively enacted at 30 June 2015 they have not been reflected in these financial statements. We do not believe that these changes in rates will have a material effect on our deferred tax balances.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

6. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2015	2014	2014
all figures in £ millions	half year	half year	full year

(Loss) / profit for the period from continuing operations	(79)	(26)	242
Non-controlling interest	-	-	1
Earnings from continuing operations	(79)	(26)	243
Profit for the period from discontinued operations	-	253	228
Non-controlling interest	-	-	-
Earnings	(79)	227	471

Weighted average number of shares (millions)	813.2	809.8	810.9
Effect of dilutive share options (millions)	1.4	0.9	1.0
Weighted average number of shares (millions) for diluted earnings	814.6	810.7	811.9

Earnings per share from continuing and discontinued operations
Basic	(9.7)p	28.0p	58.1p
Diluted	(9.7)p	28.0p	58.0p

Earnings per share from continuing operations
Basic	(9.7)p	(3.2)p	30.0p
Diluted	(9.7)p	(3.2)p	29.9p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement
2015 half year
Operating profit	2	(112)	-	70	-	114	-	-	72

Net finance costs	3	(3)	-	-	-	-	(26)	-	(29)

Profit before tax	4	(115)	-	70	-	114	(26)	-	43
Income tax	5	36	-	(23)	-	(30)	5	5	(7)
Profit for the period - continuing		(79)	-	47	-	84	(21)	5	36

Profit for the period - discontinued	8	-	-	-	-	-	-	-	-
Profit for the period		(79)	-	47	-	84	(21)	5	36

Non-controlling interest		-	-	-	-	-	-	-	-
Earnings		(79)	-	47	-	84	(21)	5	36

Weighted average number of shares (millions)									813.2

Weighted average number of shares (millions) for diluted earnings									814.6

Adjusted earnings per share (basic)									4.4p

Adjusted earnings per share (diluted)									4.4p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement
2014 half year
Operating profit	2	(37)	2	-	3	107	-	-	75

Net finance costs	3	1	-	-	-	-	(29)	-	(28)

Profit before tax	4	(36)	2	-	3	107	(29)	-	47

Income tax	5	10	(1)	-	(1)	(26)	6	3	(9)
Profit for the period - continuing		(26)	1	-	2	81	(23)	3	38

Profit for the period - discontinued	8	253	(1)	(252)	-	-	-	-	-
Profit for the period		227	-	(252)	2	81	(23)	3	38
Non-controlling interest		-	-	-	-	-	-	-	-
Earnings		227	-	(252)	2	81	(23)	3	38
Weighted average number of shares (millions)									809.8

Weighted average number of shares (millions) for diluted earnings									810.7

Adjusted earnings per share (basic)									4.7p

Adjusted earnings per share (diluted)									4.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement
2014 full year
Operating profit	2	398	2	(2)	6	318	-	-	722

Net finance costs	3	(93)	-	-	-	-	29	-	(64)

Profit before tax	4	305	2	(2)	6	318	29	-	658

Income tax	5	(63)	(1)	1	(1)	(73)	(5)	24	(118)
Profit for the period - continuing		242	1	(1)	5	245	24	24	540

Profit for the period - discontinued	8	228	(1)	(227)	-	-	-	-	-
Profit for the period		470	-	(228)	5	245	24	24	540
Non-controlling interest		1	-	-	-	-	-	-	1
Earnings		471	-	(228)	5	245	24	24	541
Weighted average number of shares (millions)									810.9
Weighted average number of shares (millions) for diluted earnings									811.9

Adjusted earnings per share (basic)									66.7p
Adjusted earnings per share (diluted)									66.6p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

8. Discontinued operations

There were no discontinued operations in 2015. The sale of Mergermarket to BC partners was completed on 4 February 2014. The gain on sale and the results for 2014 to the date of sale have been included in discontinued operations. Also included in discontinued operations in 2014 is a gain of £29m (2014 half year: £56m) relating to adjustments to the liabilities arising on the formation of the Penguin Random House group.

The sales and profit for the period for discontinued operations are analysed below.

	2015	2014	2014
all figures in £ millions	half year	half year	full year

Sales by discontinued operations	-	9	9

Operating profit included in adjusted earnings	-	2	2
Gain on disposal of Penguin	-	56	29
Gain on disposal of Mergermarket	-	245	244
Profit before tax	-	303	275
Attributable tax expense	-	(50)	(47)
Profit for the period - discontinued operations	-	253	228

Operating profit included in adjusted earnings	-	2	2
Finance income	-	-	-
Attributable tax expense	-	(1)	(1)
Profit for the period included in adjusted earnings	-	1	1
Gain on disposal of Penguin	-	56	29
Attributable tax benefit	-	-	-
Gain on disposal of Mergermarket	-	245	244
Attributable tax charge	-	(49)	(46)
Profit for the period - discontinued operations	-	253	228

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

8. Discontinued operations continued

The gains on disposal of Penguin and Mergermarket are shown in the tables below.

	2015	2014	2014
all figures in £ millions	half year	half year	full year

Gain on sale of Penguin
Cost of disposal	-	56	29

Gain on disposal before tax	-	56	29
Attributable tax benefit	-	-	-

Gain on disposal after tax	-	56	29
Gain on sale of Mergermarket

Proceeds received	-	375	375
Net assets disposed	-	(130)	(130)
Cost of disposal	-	-	(1)

Gain on disposal before tax	-	245	244
Attributable tax expense	-	(49)	(46)
Gain on disposal after tax	-	196	198
9. Dividends

	2015	2014	2014
all figures in £ millions	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	277	259	397

The directors are proposing an interim dividend of 18.0p per equity share, payable on 11 September 2015 to shareholders on the register at the close of business on 14 August 2015. This interim dividend, which will absorb an estimated £146m of shareholders' funds, has not been included as a liability as at 30 June 2015.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

10. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2015	2014	2014
	half year	half year	full year

Average rate for profits	1.53	1.68	1.65
Period end rate	1.57	1.71	1.56
11. Intangible assets

	2015	2014	2014
all figures in £ millions	half year	half year	full year

Goodwill	4,800	5,022	5,030
Other intangibles	1,136	1,058	1,280
Total intangibles	5,936	6,080	6,310
12. Trade and other liabilities

	2015	2014	2014
all figures in £ millions	half year	half year	full year

Trade payables	(179)	(205)	(329)
Accruals	(452)	(476)	(522)
Deferred income	(733)	(693)	(801)
Other liabilities	(273)	(254)	(259)
Trade and other liabilities	(1,637)	(1,628)	(1,911)

Analysed as:
Trade and other liabilities - current	(1,307)	(1,367)	(1,601)
Other liabilities - non-current	(330)	(261)	(310)
Total trade and other liabilities	(1,637)	(1,628)	(1,911)

The deferred income balance comprises principally multi-year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school, college, and newspaper businesses; and obligations to deliver digital content in future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

13. Held for sale

Assets classified as held for sale at the half year 2015 relate to PowerSchool. The sale of PowerSchool was announced in June 2015 and is expected to complete in the second half of 2015. On completion of the disposal of PowerSchool, we expect to record proceeds of $350m and a net gain on sale before tax and including related impairments of approximately $50m. The results of the PowerSchool business are included in continuing operations.

	2015	2014	2014
all figures in £ millions	half year	half year	full year

Property, plant and equipment	2	-	-
Intangible assets	123	-	-
Trade and other receivables	8	-	-
Intangible assets - Pre-publication	9	-	-
Assets classified as held for sale	142	-	-

Deferred income tax liabilities	(8)	-	-
Trade and other liabilities	(25)	-	-
Liabilities classified as held for sale	(33)	-	-

Net assets classified as held for sale	109	-	-
14. Business combinations

There were no significant acquisitions completed in the period and no material adjustments to prior period acquisitions.

The net cash outflow relating to acquisitions in the period including deferred payments relating to prior year acquisitions is shown in the table below:

Total
all figures in £ millions

Cash - Current period acquisitions	(1)
Deferred payments for prior year acquisitions	(6)
Net cash outflow on acquisitions	(7)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

15. Net debt

	2015	2014	2014
all figures in £ millions	half year	half year	full year

Non-current assets
Derivative financial instruments	68	129	90
Current assets
Derivative financial instruments	52	13	24
Marketable securities	26	14	16
Cash and cash equivalents (excluding overdrafts)	361	460	530
Non-current liabilities
Borrowings	(1,923)	(2,075)	(1,883)
Derivative financial instruments	(122)	(38)	(73)
Current liabilities
Borrowings	(733)	(531)	(342)
Derivative financial instruments	(18)	-	(1)
Total net debt	(2,289)	(2,028)	(1,639)

In May 2015, Pearson issued €500m 1.375% Notes due in 2025. The proceeds were used to pay down outstanding US dollar commercial paper and will ultimately be used towards repayment of the £300m Notes maturing in December 2015 and general corporate purposes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

16. Classification of assets and liabilities measured at fair value

	----Level 2----			-Level 3-
all figures in £ millions	Available for sale assets	Derivatives	Other assets	Available for sale assets	Other liabilities	Total fair value

2015 half year
Investment in listed securities	9	-	-	-	-	9
Investment in unlisted securities	-	-	-	46	-	46
Marketable securities	26	-	-	-	-	26
Derivative financial instruments	-	120	-	-	-	120
Total financial assets held at fair value	35	120	-	46	-	201

Derivative financial instruments	-	(140)	-	-	-	(140)
Total financial liabilities held at fair value	-	(140)	-	-		(140)

2014 half year
Investment in listed securities	-	-	-	-	-	-
Investment in unlisted securities	-	-	-	92	-	92
Marketable securities	14	-	-	-	-	14
Derivative financial instruments	-	142	-	-	-	142
Total financial assets held at fair value	14	142	-	92	-	248

Derivative financial instruments	-	(38)	-	-	-	(38)
Total financial liabilities held at fair value	-	(38)	-	-	-	(38)
2014 full year
Investment in listed securities	9	-	-	-	-	9
Investment in unlisted securities	-	-	-	45	-	45
Marketable securities	16	-	-	-	-	16
Derivative financial instruments	-	114	-	-	-	114
Total financial assets held at fair value	25	114	-	45	-	184

Derivative financial instruments	-	(74)	-	-	-	(74)
Total financial liabilities held at fair value	-	(74)	-	-	-	(74)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

16. Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of available for sale assets is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the period.

The market value of Pearson's bonds is £2,450m (2014 half year: £2,324m, 2014 full year: £2,197m) compared to their carrying value of £2,453m (2014 half year: £2,311m, 2014 full year: £2,173m). For all other financial assets and liabilities, fair value is not materially different to carrying value. Movements in fair values of level 3 assets and liabilities in the first half of 2015 are shown in the table below:

Investments in
all figures in £ millions	unlisted securities

2015 half year
At 1 January 2015	45
Exchange differences	-
Additions	1
At 30 June 2015	46
2014 half year
At 1 January 2014	94
Exchange differences	(3)
Additions	1
AtAt 30 June 2014	92
2014 full year
At 1 January 2014	94
Exchange differences	6
Additions	3
Disposals	(58)
At 31 December 2014	45

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

17. Cash flows

all figures in £ millions		2015	2014	2014
	note	half year	half year	full year

Reconciliation of profit for the period to net cash (used in) / generated from operations
(Loss) / profit for the period		(79)	227	470
Income tax		(36)	40	110
Depreciation, amortisation and impairment charges		167	143	401
Loss / (profit) on sale of property, plant and equipment		4	(1)	(272)
Loss / (profit) on sale of subsidiaries		70	(301)	-
Acquisition costs		-	3	6
Net finance costs / (income)		3	(1)	93
Share of results of joint ventures and associates		(10)	(8)	(51)
Share-based payment costs		21	21	32
Net foreign exchange adjustment		(6)	(1)	27
Pre-publication		(43)	(44)	(52)
Inventories		(34)	(33)	6
Trade and other receivables		(70)	(85)	(69)
Trade and other liabilities		(221)	(125)	72
Retirement benefit obligations		(37)	(40)	(58)
Provisions		(4)	(7)	(11)
Net cash (used in) / generated from operations		(275)	(212)	704
Dividends from joint ventures and associates		39	19	120
Net purchase of PPE including finance lease principal payments		(38)	(23)	(70)
Purchase of intangible assets		(59)	(38)	(105)
Operating cash flow		(333)	(254)	649
Operating tax paid		(74)	(58)	(163)
Net operating finance costs paid		(17)	(16)	(73)
Operating free cash flow		(424)	(328)	413
Non-operating tax paid		-	-	-
Free cash flow		(424)	(328)	413
Dividends paid (including to non-controlling interests)		(277)	(260)	(398)
Net movement of funds from operations		(701)	(588)	15
Acquisitions and disposals		(7)	(139)	(137)
Purchase of treasury shares		-	(9)	(9)
Loans repaid / (advanced)		54	42	(12)
New equity		4	4	11
Other movements on financial instruments		(9)	(11)	15
Net movement of funds		(659)	(701)	(117)
Exchange movements on net debt		9	52	(143)
Total movement in net debt		(650)	(649)	(260)
Opening net debt		(1,639)	(1,379)	(1,379)
Closing net debt	15	(2,289)	(2,028)	(1,639)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson's corporate and operating measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2015

18. Contingencies

There are contingent group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the group.

19. Related parties

At 30 June 2015 the Group had loans to Penguin Random House (PRH) of £nil (2014 half year: £44m, 2014 full year: £54m) which were unsecured with interest calculated based on market rates. The loans are provided under a working capital facility and fluctuate during the year. At 30 June 2015, the Group also had a current asset receivable from PRH of £12m (2014 half year: £11m, 2014 full year: £41m) arising from the provision of services. Service fee income from PRH for the first 6 months of 2015 was £19m (2014 half year: £25m, 2014 full year: £41m).

Apart from transactions with the group's associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the period.

20. Events after the balance sheet date

On 23 July 2015, the Pearson Board approved the sale of the FT Group to Nikkei Inc. for a gross consideration of £844m payable in cash. The sale does not include the FT's London property at One Southwark Bridge or the 50% stake in the Economist Group. The transaction is subject to a number of regulatory approvals and is expected to close during the fourth quarter of 2015. Following closing of the transaction the group is expected to make a contribution to the UK pension plan of around £90m.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:

• An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

• Material related party transactions in the first six months and any material changes in related party transactions described in the 2014 Annual Report.

The directors of Pearson plc are listed in the 2014 Annual Report. There have been the following changes to the Board since the publication of the Annual Report:

David Arculus - resigned 24 April 2015
Ken Hydon - resigned 24 April 2015

A list of current directors is maintained on the Pearson plc website: www.pearson.com.

By order of the Board

John Fallon
Chief Executive
23 July 2015

Robin Freestone
Chief Financial Officer
23 July 2015

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed the condensed consolidated interim financial statements, defined below, in the Interim Results of Pearson Plc for the six months ended 30 June 2015. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority. This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed

The condensed consolidated interim financial statements, which are prepared by Pearson Plc, comprise:

• the condensed consolidated balance sheet as at 30 June 2015;

• the condensed consolidated income statement and statement of comprehensive income for the period then ended;

• the condensed consolidated cash flow statement for the period then ended;

• the condensed consolidated statement of changes in equity for the period then ended; and

• the notes to the condensed consolidated financial statements.

As disclosed in note 1, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed consolidated interim financial statements included in the Interim Results have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

What a review of condensed consolidated financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

INDEPENDENT REVIEW REPORT TO PEARSON PLC continued

Responsibilities for the condensed consolidated interim financial statements and the review

Our responsibilities and those of the directors

The Interim Results, including the condensed consolidated interim financial statements, are the responsibility of, and have been approved by, the directors. The directors are responsible for preparing the Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the Interim Results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

Chartered Accountants

23 July 2015

London

The maintenance and integrity of the Pearson plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  24 JULY 2015

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary